Prospectus Supplement (To Prospectus dated August 10, 2015)	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-206257

116,524,557 Shares

Freeport-McMoRan Inc.

Common Stock

Pursuant to the distribution agreement dated July 27, 2016, between us and J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, BBVA Securities Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., BTIG, LLC, CIBC World Markets Corp., Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Mizuho Securities USA Inc., MUFG Securities Americas Inc., RBC Capital Markets, LLC, Santander Investment Securities Inc., Scotia Capital (USA) Inc., SMBC Nikko Securities America, Inc., TD Securities (USA) LLC and Wells Fargo Securities, LLC (collectively, the “Agents”), which was filed as an exhibit to our current report on Form 8-K with the Securities and Exchange Commission on July 27, 2016, and is incorporated by reference herein, during the period from July 28, 2016, through November 22, 2016, we sold 116,524,557 shares of our common stock, par value $0.10 per share, by means of ordinary brokers’ transactions on the New York Stock Exchange, or NYSE, at market prices through the Agents. Our gross proceeds from such sales were $1.5 billion, and the aggregate gross sales commission to the Agents was approximately $15.0 million. Our aggregate net proceeds from such sales were approximately $1.48 billion, after deducting related expenses, including commissions to the Agents. The offering is now complete.

Our common stock is listed for trading on the NYSE under the symbol “FCX”. On November 22, 2016, the last reported sale price of our common stock on the NYSE was $15.12 per share.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated August 10, 2015, and the prospectus supplement, dated July 27, 2016.

Investing in our common stock involves risks. Before buying shares of our common stock, you should read the discussion of material risks described in “Risk factors” beginning on page S-3 of the prospectus supplement dated July 27, 2016, for more information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus supplement, the prospectus supplement dated July 27, 2016, or the prospectus dated August 10, 2015 is truthful or complete. Any representation to the contrary is a criminal offense.

J.P. Morgan	BofA Merrill Lynch	BBVA

BMO Capital Markets	BNP PARIBAS	BTIG

CIBC Capital Markets	Citigroup	HSBC

Mizuho Securities	MUFG	RBC Capital Markets

Santander	Scotiabank	SMBC Nikko

TD Securities		Wells Fargo Securities

The date of this prospectus supplement is November 23, 2016.